Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MySky ECO, Inc.
5889 S Williamson Blvd, Suite 1329
Port Orange, FL 32128
https://myskyeco.com/

Up to $1,234,992.00 in Class B Non-Voting Common Stock at $3.20
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MySky ECO, Inc.
Address: 5889 S Williamson Blvd, Suite 1329, Port Orange, FL 32128
State of Incorporation: FL
Date Incorporated: February 19, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 3,125 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,992.00 | 385,935 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $3.20
Minimum Investment Amount (per investor): $249.60

<u>**Investment Incentives**</u>

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Amount Based Perks</u>

$500+ | 1st Tier

T-shirt sporting MySkyECO logo on front and back

$1,000+ | 2nd Tier

Tier 1 level perk + Performance hat with MySkyECO logo

$2,500+ | 3rd Tier

All Tier 2 level perks + MySkyECO Flight Bag

$5,000+ | 4th Tier

All Tier 3 level perks + 3D printed model of MySkyECO MS-1e

$10,000+ | 5th Tier

All Tier 4 level perks + Meet the team. Spend an afternoon at the MySkyECO factory, meet the team members, and experience a demo flight in MySky MS-1L

$20,000+ | 6th Tier

All Tier 5 level perks + Receive an early production slot for MySkyECO MS-1L (starting at serial #11) at an 8% price discount off the MS-1L purchase price

$50,000+ | 7th Tier

All Tier 6 level perks + Receive an early production slot for MySkyECO MS-1e (starting at serial #5) at an 8% price discount off the MS-1e purchase price

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MySky ECO, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.20/share, you will receive 10 additional shares of Non-Voting Common Stock, meaning you'll own 110 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MySky ECO, Inc., ("MySky ECO" or the "Company") is a corporation organized under the laws of the state of Florida. Our mission is to make aviation sustainable and achieve much cleaner and finally zero-impact free-flying in what we believe are five realistic steps. Our goal is to create an airplane with 50% less emissions that we hope to have on the market within 18 months. and finally, we intend to create an almost emission-free one within 5 years.

Aviation was invented almost 120 years ago. In the first 70 years of aviation, environmental concerns did not exist. Over the last 50 years, they have become more and more important.

https://phe.rockefeller.edu/publication/environment-since-1970/

We believe that now it is urgent to reinvent aviation to make it a sustainable industry. We intend on doing this in what we in our opinion are five realistic steps – and are aiming to accomplish this goal within 5 years, not 30.

We are working with small airplanes and have a lot of know-how in the industry. We believe our solutions will evolve fast using relatively modest financial resources, and will ideally lead the way for the manufacturers of large aircraft to follow.

We reinstated a company that was formed in 2015 (for the production of electric airplanes - we believe that the time was not ready yet for our proposed technology) on Feb 7, 2022. We have secured a group of technicians who have worked on our testbed airplane in the past and have indicated that they will join us on our journey. We have started to move into a large hangar where we have ample space for R&D, test flying, and can start a small production line.

The Company's Intellectual Property ("IP"): The Company has received the right to use all intellectual property of the MySky MS-1 aircraft design, including the right to use the existing production molds, from CEO Paul Dieter Canje. Additionally, MySky ECO, Inc. has a pending patent (Application # 63/219,602).

Competitors and Industry

Industry

The market is expected to grow from $298.0 billion in 2020 to $430.9 billion in 2025 at a rate of 7.7%. The market is then expected to grow at a CAGR of 5.9% from 2025 and reach $573.6 billion in 2030.

***Source:** https://www.yahoo.com/now/global-aerospace-market-outlook-2021-080800824.html

Competitors

The Company has several major competitors in the low emmissons aircraft market. Some of the top competitors in our industry include:

Bye Aerospace, Englewood, CO
Pipistrel, Slovenia (just aquired by Textron)
Diamond, Vienna, Austria and London, ONT

Bye Aerospace is the earliest innovator in the electric aircraft development.

Pipistrel in Slovenis also entered the electric aircraft development stage early on. They were recently acquired by US conglomerate Textron.

Diamond entered the electric aircraft development phase more recently. They are still in R&D.

Despite other competitors presence in the market, we believe MySky ECO stands out in the emission free aircraft industry because we are planning to not only avoid direct emissions, but are also aiming to reduce or eliminate indirect emissions. We are currently developing a new version of the MS-1 aircraft to comply with the pending FAA MOSAIC regulations.

Current Stage and Roadmap

Current Stage

We have one flying prototype which is the basis for all developments in the 5-step program. MS-1 has 400 flight hours and more than 1,000 flights. It was just issued a new FAA Special Airworthiness Certificate on November 18, 2022. MS-1L will be a modification of MS-1 with a new engine, the Rotax 915 iS. We intend to apply for FAA certification for this new MS-1L as soon as the new FAA MOSAIC rules are published. The current rules are too limiting to make full use of this advanced technology. Beyond this, we have parts for 2 more aircrafts to assemble. We have not decided yet if we will modify the existing prototype to MS-1L or if we will assemble a second prototype for MS-1L.

MS-1L is pre-market. The L stands for "Legacy", as MS-1L builds up on the existing MS-1 prototype which has performed more than 400 flight hours of test and demonstration flights. The original MS-1, having gone through an extensive R&D phase, serves as our proof-of-concept plane. We intend to implement the many valuable insights from R&D and flight testing that we have gained in the new MS-1L. There will be aerodynamic, structural, and electronic updates. We anticipate that the main change will be a new powerplant which we believe, although still a conventional piston engine burning unleaded gas, will reduce emissions drastically. We believe this can be available to the market with a short lead time – as soon as the new FAA MOSAIC rules take effect. We currently anticipate this to happen towards the end of 2023.

Future Roadmap

The next step will be the pure electric aircraft: MS-1e. We intend for this model to leave no direct emissions at all, and to follow within 12 months after the introduction of MS-1L.

This is our production and marketing plan:

Short term: 100 orders for our step-1 aircraft by the end of 2023. Step 1 means: aircraft with conventional piston engine but with less than 50% of the emissions of currently used training aircraft.

Long term: We will want to create the first aircraft that operates completely free of emissions - direct and indirect. Long term means: 5 years.

Next 3-5 years: Producing 100 step 1 aircraft a year. Producing 50 pure electric aircraft (step 2) per year. Test fly electric aircraft with range extender (step 3) and start deliveries. Test fly (step 4), and step 5: aircraft combustion engine driven by hydrogen in solid state.

The Team

Officers and Directors

Name: Dieter Canje

Dieter Canje's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Manage the company's overall operations and guide company practices and procedures. Lead the development of the aircraft projects. Dieter spends 90% of his time for MySky ECO, Inc., and devotes 10% to MySky Aircraft, Inc. Not currently taking a salary. Equity: 2,779,475 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** MySky Aircraft, Inc.
  Title: Secretary
  Dates of Service: April, 2011 - Present
  Responsibilities: Secretarial responsibilities & duties; 1 hour per week spent in this role.

Other business experience in the past three years:

- **Employer:** AeroInvest, Inc.
  Title: President
  Dates of Service: April, 1992 - Present
  Responsibilities: General oversight of company direction; However, there are only a few hours needed per year to attend AeroInvest-related matters.

Name: Grant Desmarais

Grant Desmarais's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Director
  Dates of Service: February, 2022 - Present
  Responsibilities: leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company. Devotes 90% of his time to the corporation. Not currently taking a salary. Equity: 5,558,950 common stock

Other business experience in the past three years:

- **Employer:** Gaircraft, Inc.
  Title: Owner
  Dates of Service: January, 2014 - Present
  Responsibilities: Leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company.

Other business experience in the past three years:

- **Employer:** Gardner Aircraft Sales, Inc.
  Title: Director of Sales
  Dates of Service: August, 2002 - November, 2019
  Responsibilities: Director of Sales; aircraft sales & acquisition.

Name: Renate Canje

Renate Canje's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary and Director
  Dates of Service: March, 2022 - Present
  Responsibilities: Make sure that the corporation complies with meeting notice requirements and setting schedules that accommodates the directors. Devotes 90% of her time to the corporation. Not currently taking a salary. Equity: 2,779,475 common stock.

Other business experience in the past three years:

- **Employer:** MySky Aircraft, Inc.
  Title: Secretary
  Dates of Service: April, 2012 - Present
  Responsibilities: Make sure that the corporation complies with meeting notice requirements and setting a schedule that accommodates the directors. Not currently taking a salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the MySky ECO, Inc.,(also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company: During flight testing we might suffer the loss of a prototype which might lead to significant delays in development.

Our business projections are only projections
There can be no assurance that MySky ECO, Inc., will meet our projections. There can be no assurance that MySkyECO, Inc., will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the MySky ECO, Inc. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares, purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. MySky ECO, Inc., may be acquired by an existing player in the aviation industry. However, that may never happen or it

may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing greener solutions in the aviation industry. Our revenues are therefore dependent upon the market for eco-friendly aviation solutions. While we are currently focused on aircraft and aircraft engines, we intend to develop infrastructure solutions for airports and aircraft operators, such as charging stations for electric aircrafts and hydrogen storage facilities. However, these are all products that are related to aviation.

We may never have an operational product or service
It is possible that there may never be an operational certified aircraft for purchase or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our MySky MS-1L aircraft. Delays or cost overruns in the development of our aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
MySky ECO,Inc., was formed on on 2/19/2015 but has been dormant for 7 years as the technology continued to evolve. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MySky ECO has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the MySky MS-1L aircraft is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as a patent pending, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio.

Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business utilizing the Internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MySky ECO or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MySky ECO could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer currently splits their time between 2 businesses and does not take a salary
Dieter Canje, the Chief Executive Officer of MySky ECO, Inc., does not currently receive a salary for his work at MySky ECO, Inc., and splits his time between MySky ECO, Inc., and being Secretary of MySky Aircraft, Inc. and President of AeroInvest, Inc. Although Dieter Canje owns equity in MySky ECO, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Dieter currently spends 5 hours per month at MySky Aircraft, Inc., and a few hours per year at AeroInvest, Inc. The company plans on paying the CEO a salary of $168K per annum, but only if this Regulation CF campaign raises $250K+, and unless and until that milestone is reached, Dieter Canje, nor any other Officer, will take a salary.

The President currently splits their time with one other business and does not currently take a salary

Grant Desmarais, the President of MySky ECO, Inc., does not currently receive a salary for his work at MySky ECO, Inc., and splits his time between MySky ECO, Inc. and being an owner of GAircraft, Inc. Although Grant owns equity in MySky ECO, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time. Grant currently spends a few hours per month at GAircraft, Inc. The company plans on paying Grant a salary only if this Regulation CF campaign raises $250K+, and unless and until that milestone is reached, Grant Desmarais, nor any other Officer, will take a salary.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Grant Desmarais	50	Unknown	47.5%
Grant Desmarais	5,558,950	Class A Voting Common Stock	
Dieter Canje	25	Unknown	23.75%
Dieter Canje	2,779,475	Class A Voting Common Stock	
Renate Canje	25	Unknown	23.75%
Renate Canje	2,779,475	Class A Voting Common Stock	

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 385,935 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 22,500,000 with a total of 11,703,125 outstanding.

Voting Rights

one-vote-per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have the existing prototype flying and the parts and ability to produce more aircraft at this current time. The shop has aircraft in several stages of construction that we have been working on finalizing design work.

Equipment being utilized and design work that we are implementing are the exclusive (IP) property of MySky ECO, Inc. We have a patent pending for laser ignition that is also part of the MySky ECO, Inc. portfolio. We have been working diligently for years and are now ready to move forward with production of the MS-1L version of the MySkyECO range of aircraft under the upcoming FAA MOSAIC rules.

At this time MySky ECO, Inc., is debt free and pre-revenue. If we do not receive funding during our time on the StartEngine platform or from the sale of our upcoming MS-1L aircraft we would still be conducting operations until the first Quarter of 2024 based on our current projections. If Interest for our first product, the MS-1L, is not successful in the next 18 months, we would have to look at alternative revenue generating activities.

Foreseeable major expenses based on projections:

The largest expenses can be broken down into two categories: consumables, and non-consumables.

For consumables the largest expense will be around carbon fiber, and though the price has decreased significantly over the last decade to $7-$9 per pound, the aircraft will require a significant amount of carbon fiber on each frame. Other consumables that will be considered the most expensive for the company will be the batteries themselves and the rare earth metal needed for them. Competition from the automotive market and the potential extension of mandates by states to only sell EV cars from 2035 onwards may put additional pressure on costs. This is also, of course, dependent on when seabed mining for Polymetallic Modules can be done in a green way, which will help depress prices for battery creation when it is achieved.

For non-consumables the highest expenses will be our people and our molds. As production continues to expand and the models we produce widens, we will have to produce and utilize an increasing number of molds. This will also require additional space for production near an airfield which will also present cost increases.

Future operational challenges:

The greatest operational challenge that we foresee in the future is going to be the competition for battery resources as the automotive industry continues to expand in the EV space. As that continues to grow the finite resources that power the batteries will continue to be a concern. It is something that we are tracking, including the continued development, and hopefully growth, of battery recycling companies that can have a significant impact on prices of materials as well as in the environment so less metal needs to be mined and processed.

As for using hydrogen as fuel, we will have to demonstrate that our partner's Plasma Kinetics technology for hydrogen storage can be adapted to large scale industrial use. We are specializing in the aviation sector of this breakthrough technology.

Future challenges related to capital resources:

The biggest challenge to capital resources in the future is going to be around sourcing and retaining the top talent needed to make this company successful. While in the future, as the company grows, there will be ample opportunity to bring in less experienced staff for building operations, at the outset we will have to acquire experienced experts in their particular field so we can run a lean operation as we get production started.

Future milestones and events:

Completion of flight testing with the MS-1L with the new Rotax 915 iS engine and certification under the upcoming FAA MOSAIC rules

Successful rollout of the MySkyECO MS-1e aircraft

Sourcing of seabed Polymetallic Modules

Finalization of solid state hydrogen for powering future MySkyECO aircraft

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has no debt or financial obligations regarding lines of credit or shareholder loans.

We try to keep a monthly balance in our operational account of $20,000 USD, but this varies as we have been self funding the project as founders. The total contributions to date this year are $100,000 by the current owners.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

We have other capital available, and can add additional funds if needed from the current owners to continue operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

If the Start Engine campaign is not successful, we will have to alter our business direction to produce aircrafts that are not certified. The funds raised from our Start Engine campaign will allow us to finish the certification of the MS-1L model and build the MS-1e for the future FAA MOSAIC rules.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 years. This is based on a current monthly burn rate of $12,000.

We have from a cash perspective financial ramp time until the end of Jan 31, 2022 without accepting any money or only with the addition of minimum funds. We can extend this timeline if we don't get large scale funding or only reach the minimum. There are individuals that would like to buy aircrafts from us that would extend our timeline at least another year to the end of 2023; We believe that the Company has much better long term value if we produce a certified aircraft, which is a large contributor of why we are currently pursuing a crowdfunding initiative. If we start selling current aircrafts, they would only be experimental, and this is not the preferable direction for long term value for us or our future investors.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. We have everything in place to start production of our step 1 aircraft model, MS-1L, very soon. From that point on, we plan on generating income from production and marketing of MS-1L. Depending on raised funds, we will speed up or slow down the development of the following step. In the case of receiving our maximum funding goal, we believe we will be able to operate indefinitely from income generated by the MS-1L.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an additional capital raise via another Reg. CF campaign, and/or seeking further private investors. We have no other concurrent offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Dieter Canje
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Common Stock , APIC
  Material Terms: $10,000, $17,500

- **Name of Entity:** Renate Canje
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Common Stock, APIC
  Material Terms: $10,000, $17,500

- **Name of Entity:** Grant Desmarais
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Common Stock, APIC
  Material Terms: $20,000, $35,000

Valuation

Pre-Money Valuation: $37,450,000.00

Valuation Details:

MySky ECO, Inc., has set its pre-money-valuation at $37,450,000.00 calculated on a fully diluted basis, based on 1) our current prototypes & intended pipeline, 2) IP, 3) our team's experience, and 4) our competitor's recent acquisition.

Current and Future Roadmap

We are currently in the process of finalizing the development of our MS-1L aircraft that we hope to be certified as an LPA aircraft and fall under the new upcoming MOSAIC rules. We intend to produce 50 of the MS-1L aircrafts in the first year, after the new rules are finalized and reviewed. We already have the molds and intellectual property available to start production very soon with funds available.

Since the announcement of the exact FAA rules has been recently delayed, this makes our own to-market timeline projections also change, as we intended to produce an all-electric version of the MS-1L that we plan to designate as the 'MS-1e,' and have it mimic the flight characteristics of our current aircraft MS-1L. We would like to use this delay in the FAA's announcement to start working with leading providers such as EPS to create our all-electric prototype in tandem with finalizing some improvements on the current flying GAS 100LL powered prototypes.

If the MOSAIC rules are favorable towards the certification of a LPA, then around 25% of our first-year sales would be focused on the all-electric version of our aircraft as primarily a trainer. We are not limiting our sales to only flight school and already have early adopters interested in our current prototype aircraft going electric. We project that over 30% of all flight training in the next 10 years could be conducted in electric aircraft dependent on the new MOSAIC rules, specifically those rules that dictate the weights required. We are trying to build an electric certified LPA (Light Personal Aircraft) that will have a 1 hour endurance (not including the 30 min FAA power reserve).

We are taking the delay in FAA rule finalization to increase some of our tolerances on our current flying prototype, and believe that this would be the ideal time to start the process of integrating battery systems in a more seamless manner. MySkyECO plans on becoming a major player in the General Aviation market and since our focus is on ecological and economical flying, the alternative propulsion development is an integral part of our future as an organization.

MySkyECO's business model caters to growing environmental concerns because of the use of fossil fuels. This will lead to private and government action soon. The aviation industry is especially vulnerable as there are no viable alternatives right now.

MySkyECO is exploring all available technologies promising to lead to sustainable aviation. Among these are electric propulsion systems for conventional aircraft, as well as hybrid systems.

Beyond aircraft, we are concentrating on the infrastructure needed to supply new sustainable fuels, be it charging stations for battery powered aircraft or systems to generate hydrogen in a sustainable way, store it safely, and build a network of delivery outlets.

Finally, we are aiming at combustion engines burning hydrogen, while storing the fuel in a non-combustible solid state. Currently, all competitors' projects under development using hydrogen as fuel for aircraft, are storing it under high pressure or liquified (at very low temperature) and then feed it into at fuel cell to generate electricity – which finally will power electric motors for propulsion. We are doing research and development for a different, safer, and more efficient way to use hydrogen. As it is stored in a solid state, no pressure vessels are needed. The hydrogen would be released as-needed and directly fed to a combustion engine. Besides turbines, rotary engines lend themselves to burn hydrogen.

IP

We have exclusive access to all the design and test data of the MS-1 aircraft (granted by our CEO), which will be our first testbed for emission-free flying.

We also have a patent pending for an improvement on the rotary engine that will allow for hydrogen to be utilized in our next variant of the aircrafts development. We intend for our technology and intellectual property (IP) to be scalable into a larger aircraft in the future.

Team Experience

Our management team has decades of experience in various fields of the aviation business.

Competitor Acquisition

MySky ECO, Inc. regarding our Pre Money Valuation (PMV) projections, is currently comparing ourselves to be a smaller but scalable version of Pipistrel Aircraft that was just recently acquired by Textron for 218 million euros. (***Source:*** https://investor.textron.com/news/news-releases/press-release-details/2022/Textron-Completes-Acquisition-of-Pipistrel/default.aspx)

Textron Inc. is an over $12 billion American industrial conglomerate with strong brands in aviation, defense, and industrial products. Their goal is to provide customers with groundbreaking technologies, innovative solutions, and first-class service. Cessna, Beech, and Lycoming Aircraft Engines are among their brands in the aviation industry.

They acquired a small company, Pipistrel in Slovenia, because Pipistrel is developing modern light aircraft, among them several models to be powered by electric motors. The general expectation is that the market for environmentally friendly aircraft will see an explosive growth from now on.

Compared to Pipistrel, MySky ECO does not only design and produce aircraft models.

We are also developing infrastructure solutions for flight schools and airport operators to service these new electric (or hydrogen powered) aircraft with charging stations and hydrogen cannisters. This new market of green energy for aviation might finally turn out to be even bigger than the aircraft market itself.

Valuation Disclaimer

The Company has set its valuation internally, without a formal-third party independent evaluation. This pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has 2 classes of stock- Class A Voting Common Stock and Class B Non-Voting Common Stock, and (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  60.0%
  We will use 60% of the funds raised for market and customer research, new product development and market testing.

- *Working Capital*
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the initial launch & product expansion, as well as ongoing day-to-day operations of the Company.

- *Company Employment*
  14.5%
  We will use 14.5% of the funds to hire key personnel for daily operations. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://myskyeco.com/ (https://myskyeco.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/myskyeco

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MySky ECO, Inc.

[See attached]

MySky ECO, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MySky ECO, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 27, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	-	-
Additional Paid in Capital	-	-
Accumulated Deficit	-	-
Total Equity	-	-
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	-
General and Administrative	-	-
Owner Guaranteed Payments	-	-
Rent and Lease	-	-
Depreciation	-	-
Amortization	-	-
Total Operating Expenses	-	-
Net Income (loss)	-	-

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	-	-	-
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	-	-
Ending Balance 12/31/2020	-	-	-	-	-
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	-	-
Ending Balance 12/31/2021	-	-	-	-	-

MySky ECO, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MySky ECO, Inc. ("the Company" was formed Florida on February 19th, 2015. The Company plans to design and manufacture ecologically friendly and economical Aircraft.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 100 shares of Common Stock with no par value per share. No shares were issued or outstanding as of 2020 and 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 27, 2022, the date these financial statements were available to be issued.

In 2022, the Company's founders invested $70,000 into the entity and all 100 shares of Common Stock were issued and outstanding as of May 31, 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MySky ECO is not live or open to the public at this moment.

Fly green.

INVEST IN MYSKY ECO TODAY!

Our mission is to re-invent aviation in a sustainable way, by creating a way to travel ecologically responsibly, leaving almost no direct or indirect harmful emissions at all, while improving the economy of air travel and making flying enjoyable again – be it for business, ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


N120MY
...is zero emission possible?

Reasons to Invest

- MySky ECO is developing the MySky MS-1L, an eco-friendly aircraft that is the first of five steps to make net zero emission aviation a reality.
- The global market size of the industry was valued at $359.3 billion in 2020 (source).
- Current trends show that people want to do their part to help mitigate the climate crisis, and reducing the carbon footprint of a public-facing industry such as aviation aligns with those values (source).

OVERVIEW

We put the "eco" in "ecological" and "economical"


Our initial test vehicle, the MySky MS-1, has a proven flight record with over 1,000 flights in 400 hours of research and development.
It is the first step in MySkyECO's 5-step plan to create an aircraft with zero carbon footprint
MSONEL

*The above is a photo of the presently flying prototype. The product is still currently under development and is not yet available on the market.


Two-Thirds of Americans Think Government Should Do More on Climate Change

(source)

The world is in the midst of a serious climate crisis. One significant contributor of the carbon footprint is the airline industry, which is responsible for a growing percentage of all global carbon dioxide emissions (source). Given the interconnectivity of the world, aircrafts are a necessity for family cohesion and businesses throughout the world. At MySky ECO, we are in the process of developing an eco-friendly aircraft that we believe can cut pollution AND fuel costs.


MySkyECO
N120MY

*The above is a photo of the presently flying prototype. The product is still currently under development and is not yet available on the market.

Our plane, the MySky MS-1L is a sleek, modern aircraft that we intend to re-engineer to emit much less contamination. We plan to combine modern technology and innovative design into a five-step plan that will lead us to almost net-zero emission flying, and it starts with the MySky MS-1L. Simply put, we believe that we have discovered an economic argument for being eco-friendly.

THE PROBLEM

Aviation is a known contributor of greenhouse gases

The unfortunate truth is that aircrafts release a significant amount of carbon dioxide into the atmosphere. In fact, the average Boeing 737 produces 90 kg of CO2 per hour (source). While many airlines are scrambling to curb their carbon output, the world needs a more immediate answer to the climate crisis. Flying is a necessity, as hundreds of millions of people travel on planes every year (source). If we are to sustain this level of travel, then the world needs a mode of aviation with radically lower carbon pollution. Eco-friendly flying must become a reality.



THE SOLUTION

MySky ECO has a five-step plan to achieve sustainable aviation

We have developed a five-step plan to zero emission flying, and it all starts with the MySkyECO MS-1L. By using small airplanes, we believe we can rapidly evolve the technology and design of the MySky MS-1L to become scalable for commercial operations. We believe that our approach yields a fast evolution and requires modest financial resources. Better yet, in our opinion, the design principles and technology we develop can be applied to large planes, thus possibly reducing an airplane's carbon footprint on a potentially massive scale (source).


N120MY

*The above is a photo of the presently flying prototype. The product is still currently under development and is not yet available on the market.


OUR FIVE-STEP PLAN
1. Convert MS-1 to MS-1L with new extremely clean running engine and strong carbon fiber structure
2. Create pure electric version MS-1e
3. Implement range extender - MS-1eh
4. Introduce rotary engine with laser ignition - MS-1r
5. Convert rotary engine to run on solid state hydrogen - MS-1rH is born

This five-step process is designed to not only revolutionize the aviation market as we know it, but we are also aiming to help phase out our dependence on fossil fuels. As we develop these phases, we intend to produce and market our clean, conventional, and electric planes to airlines to use as training aircrafts in their flight schools.


Step 1
to Clean Aviation

We plan to reinforce the structure of MySky MS-1L using only carbon fiber and upgrade to the clean-running Rotax 915 iS. We believe these changes alone a reduce its carbon footprint by 50% over comparable flight training aircraft.


915 iS


Step 2
to Clean Aviation


Electric?
Really?
00:29

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

While it is true that the battery energy density is not there yet to drive an all-purpose aircraft, we believe a new and important market segment is opening up for us. In the future, we hope that a pure-electric airplane can fulfill certain missions in a commercial flight training environment while saving money, reducing noise, and operating with zero direct emissions.


N007ME

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.

This opens another potential market opportunity for us: We believe that infrastructure for electric airplanes is needed at flight schools and service providers (FBOs) at airports all over the world.


Step 3
to Clean Aviation

Step 3 is implementing this electric plane with a range extender, the MS-1eh.


MS-1eh Powertrain
Generator
Combustion Engine
Fuel Tank
Electric Motor & Gear Box
Controller
Batteries

*Rendering of plan for MS-1eh Powertrain. Images are computer generated demo versions. Product is currently under development.

As long as the battery capacity/weight ratio is not up to par, electric aircraft with range extenders are a big step forward. They are not completely emission free, but the emissions could be significantly reduced. On the street, we believe that this would be called a hybrid. And we believe that hybrids will continue to be a big help in reducing emissions on the ground.


Step 4
to Clean Aviation


00:09

*Images are computer generated demo versions. Product is still currently under development.

With step 4, we plan to revolutionize the propulsion industry by implementing a rotary engine, running clean and efficient because of our newly developed laser ignition (we have a patent pending).

We currently plan on the rotary engine running on Jet-A, which is available globally. We believe that new jet fuels from renewable sources would be available shortly after.


Clean
Jet Fuel
Compact
Low Vibration
Long Endurance
Few Moving Parts
High Power/Weight Ratio
Low total Cost of Ownership
Revolutionary Cooling System
Rotary Engine
650S 120 HP

*Images are computer generated demo versions. Product is still currently under development.

We intend on teaming up with AIE of England to adapt their 650S with 120 HP for MS-1r to run on Jet-A.


Step 5
to Clean Aviation

Lastly, we plan to convert this engine to run on hydrogen, stored in solid state - which we are in the process of perfecting. This would be called the MySkyECO MS-1rH.

Of all combustion engines, the rotary (or Wankel) engine lends itself to run on hydrogen, leaving behind nothing but water vapor. Large turbine engines can also be converted to run clean on hydrogen with relatively modest effort.

We also intend to offer a way to generate Green Hydrogen where it is needed.

Hydrogen – Yes! But not like that:



*The above contains a video and image of the presently flying prototype. The product is still currently under development and is not yet available on the market.

We are working with Plasma Kinetics of Scottsdale, Arizona. Plasma Kinetics has developed a way to produce, store, and distribute hydrogen in a renewable, safe, ecological, and cost-effective way.

Plasma Kinetics generates green hydrogen from renewable energy and stores it in a solid state in roll-off/roll-up canisters. Canisters can't catch fire, let alone explode, and they are temperature stable up to 400º C. The hydrogen is stored in light-activated film using laser beams for storing and releasing.


Roll-up Canister
To Rotary Engine
Hygrogen Manifold
Lasers
N007ME
H2 Film Canister
Light Activated Film
Hydrogen stored in double-canisters under the wing.
It is released on demand by lasers.

*Images are computer generated demo versions. Product is still currently under development.

THE MARKET

We are making large-scale breakthroughs with small airplanes

Even though there was a 50% reduction in domestic passenger traffic globally due to the pandemic in 2020 (source), the Global Airlines market size is still estimated to be worth $785.6 billion in 2022 (source). True, eco-friendly change on a scale this big could possibly take decades we don't have, so our approach is to transform small airplanes into net zero flying machines in just a few years. While we are still in the development phase, we are already seeing great demand for our products.


20MY
00:17
*The above is a video of the presently flying prototype. The product is still currently under development and is not yet available on the market.

We plan to have our aircrafts be incredibly useful and versatile for flight training, aerial observation, UAV, recreational activities, banner towing, and many other uses. We believe these planes will set themselves apart from the competition by boasting superior fuel-efficiency, sustainability, and modern technology.

OUR TRACTION

The MySkyECO MS-1L is already taking flight

The moment we debuted the MySky MS-1, it began making waves. In fact, its first flight immediately caught the attention of the international aviation press. It was displayed at Airventure Oshkosh, the world-famous airshow the same year. Our MySky MS-1 has already proven its efficiency and legitimacy with over a thousand flights and more than four hundred flight hours. In our opinion, this success has laid the foundation for our five-step plan to come to fruition.

We have moved into a new hangar with more space for us to start the production of MySkyECO MS-1L as a certified aircraft. We are constantly working to develop breakthroughs in eco-friendly technology with companies such as Rotax, Plasma Kinetics, AIE, Verdego Aero, EPS and Emrax.


Developing breakthroughs in
eco-friendly technology
while working with:
EMRAX INNOVATIVE E-MOTORS
AIE
VERDEGO AERO
PLASMA KINETICS
ROTAX

WHY INVEST

Join us as we make green aviation a reality

Aviation is a staple of the modern world, and we aim to make it as sustainable for the planet as it is important to our lives. We believe MySky ECO, Inc., has the leadership, technology, and know-how to revolutionize flying as we know it. Our engineering and design teams are making constant progress on eco-friendly breakthroughs that we believe will help reduce the carbon footprint of this multibillion-dollar industry. Help our goals take flight and become a shareholder in MySky ECO, Inc.



N120MY
MySkyECO

*The above is a photo of the presently flying prototype. The product is still currently under development and is not yet available on the market.

ABOUT

HEADQUARTERS
5889 S Williamson Blvd, Suite 1329
Port Orange, FL 32128

VALUATION
$37.45M

Our mission is to re-invent aviation in a sustainable way, by creating a way to travel ecologically responsibly, leaving almost no direct or indirect harmful emissions at all, while improving the economy of air travel and making flying enjoyable again – be it for business, work, or leisure. Our company is pre-revenue, and we intend to apply for certification under the new FAA MOSAIC rules once they are released and in effect.

TEAM



Dieter Canje
CEO

Dieter Canje started flying airplanes (gliders) at age 15 in Germany. At age 16 he took his first dual lesson in a powered airplane (J3-C) in Switzerland. In the following year he attended a private pilot course in Switzerland.

After a couple years in the German Air Force, he added FAA licenses (CPL, IFR, CFI, CFII, AGI) while still in Germany in 1968. A few years later he added FAA ME and SEAS. Because a borderline vision deficiency (they were stricter for Class I at the time) he left commercial aviation but continued to be in touch and always flew airplanes for his own transportation.

He then started an entrepreneurial career and formed a number of corporations, initially in Germany, and starting in 1991 also in the United States. MySky Aircaft was formed in 2007 as a Nevada Corporation and was 2012 domesticated as a Florida Corporation.

Dieter serves full time as chairman of the board of MySky ECO, Inc.



Grant Desmarais
President

Grant Desmarais began to fly at the age of fourteen in Cape Cod, Massachusetts, where he worked to put himself through a local flight school soloing on his 16th birthday.

As a young man, he continued to fly and study aviation. Grant attended Embry-Riddle Aeronautical University in Daytona Beach, Florida. There, he attained his Bachelor of Science Degree in Business Aviation while in his free time working as an aircraft broker. Grant focused on many international deals that were a welcome challenge untouched by other brokers.

Grant continued to complete his Master's Degree of Business Administration (MBAA) in Aviation in 2008 while developing and eventually selling Aero Controller, one of the largest online aviation sales platforms in the world. Grant is currently a commercial, multi engine, and instrument rated pilot with a wide range of experience in different aircraft.

Renate Canje
Managing Director

Renate was trained as a tax and business administration specialist in Germany.

She organized the administration of all businesses which she formed together with Dieter beginning in the seventies. Since the early 90s she also oversaw the administration of all their enterprises in the USA. Among them a flight school and a marketing company.

She serves full time as Managing Director on the board of MySky ECO, Inc.

Jeremy Maswary
Head of Strategy

Jeremy Maswary started to fly at age 8 with his father and started getting flight instruction at 13 years old. Flying out of Farmingdale Airport in NY Jeremy earned his Private Pilot License before heading to college at Embry Riddle Aeronautical University. Jeremy then spent some time flying Metroliners for FedEx feeder routes out of Puerto Rico before deciding that airline flying wasn't the career he wanted to pursue.

Returning to Daytona Beach he enrolled in his MBA in Finance and Airport Management, graduating in 2008. After graduating from Embry Riddle Jeremy embarked on a career in investment banking working at Deutsche Bank, Credit Suisse, JPMorgan, and Luma Financial Technologies in a variety of roles from Sales to Technology. Jeremy has spent most of his time in the areas of Exotic Derivatives, Flow Derivatives, and Structured Notes and CDs.

Still an avid aviator flying as often as the weather and time allows, Jeremy is bringing his banking background, lifelong passion for aviation, and experience in both product management and strategy to MySky to help drive the company forward into a new era in Aviation. Jeremy has his Commercial Sigle and Mutli Engine land, Instrument license, and also his Rotorcraft license.

Jeremy serves as Head of Strategy for MySky Eco, Inc.

TERMS

MySky ECO

Overview

PRICE PER SHARE
$3.20

VALUATION
$37.45M

DEADLINE
Mar 15, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.60

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,992.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
3,125

SHARES OFFERED
Class B Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
385,935

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**MySky ECO, Inc.**
Corporate Address :	**5889 S Williamson Blvd, Suite 1329, Port Orange, FL 32128**
Offering Minimum :	**$10,000.00**
Offering Maximum :	**$1,234,992.00**
Minimum Investment Amount (per investor) :	**$249.60**

Terms

Offering Type :	**Equity**
Security Name :	**Class B Non-Voting Common Stock**
Minimum Number of Shares Offered :	**3,125**
Maximum Number of Shares Offered :	**385,935**
Price per Share :	**$3.20**

Pre-Money Valuation : $37,450,000.00

Investment Incentives

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Amount Based Perks

$500+ | 1st Tier

T-shirt sporting MySkyECO logo on front and back

$1,000+ | 2nd Tier

Tier 1 level perk + Performance hat with MySkyECO logo

$2,500+ | 3rd Tier

All Tier 2 level perks + MySkyECO Flight Bag

$5,000+ | 4th Tier

All Tier 3 level perks + 3D printed model of MySkyECO MS-1e

$10,000+ | 5th Tier

All Tier 4 level perks + Meet the team. Spend an afternoon at the MySkyECO factory, meet the team members, and experience a demo flight in MySky MS-1L

$20,000+ | 6th Tier

All Tier 5 level perks + Receive an early production slot for MySkyECO MS-1L (starting at serial #11) at an 8% price discount off the MS-1L purchase price

$50,000+ | 7th Tier

All Tier 6 level perks + Receive an early production slot for MySkyECO MS-1e (starting at serial #5) at an 8% price discount off the MS-1e purchase price

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MySky ECO, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.20/share, you will receive 10 additional shares of Non-Voting Common Stock, meaning you'll own 110 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Our mission is to reinvent aviation in a sustainable way, creating a way to travel ecologically responsible, leaving no harmful emissions at all. Neither direct nor indirect. All this while improving the economy of air travel and making flying enjoyable again. Be it for business, work, or leisure.

Boeing is working on it. Airbus is working on it, but it will take time.

We want to do this fast, not over a 30-year period.

We want to utilize existing technology for easier FAA certification.

Our final goal is an aircraft running on hydrogen, which we believe will leave no harmful emissions behind. We intend to use hydrogen, not in a fuel cell. We plan to store it in a solid state, and subsequently burn it in a combustion engine. We expect it to be not flammable, let alone explosive.

Our partner, Plasma Kinetics, has laid the groundwork. They hold the patent for the revolutionary, safe, and economical way to store hydrogen in the future. And we have a patent pending for a laser ignition for the rotary engine. This would make the rotary Wankel engine the ideal combustion engine for hydrogen. Our goal is that the exhaust would be almost nothing but water vapor, no carbon emissions at all.

Besides hydrogen, we plan to also develop a pure electric version, no direct emissions at all. Also, one with a range extender, it would be called a "hybrid" on the ground. Our goal is to have these aircraft on the market within a year or two. Not to forget: We plan to market the infrastructure components needed to service airplanes with modern power sources like hydrogen or batteries.

While we believe that we can move forward much faster than large aircraft manufacturers, this will still take some time.

But there is one thing we believe we can do right away. We have a flying prototype, and the engineering capability to convert it to the most modern conventional engine available, and take advantage of new government regulations, which have been in the works for quite a while. We believe that this will enable us to have one of the cleanest running training aircraft on the market in potentially just a year from now. We expect to save at least 50% carbon emissions over comparable aircraft. We believe that we can have a new Rotax 915 iS engine within weeks from now. We are using a very modern engine, which is totally different from what we are using in the light airplane market today.

We are taking the first step to achieve truly emission-free aviation.

Please join us in our quest for clean aviation.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FLORIDA DEPARTMENT OF STATE
Division of Corporations

September 19, 2022

FLORIDA FILING & SEARCH SERVICES, INC.

TALLAHASSEE, FL 32302

Re: Document Number P15000016856

The Amended and Restated Articles of Incorporation for MYSKY ECO, INC, a Florida corporation, were filed on September 16, 2022.

The certification you requested is enclosed.

Should you have any questions concerning this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Annette Ramsey
OPS
Division of Corporations

Letter Number: 422A00020782

Account number: FCA000000015

Amount charged: 43.75

State of Florida

Department of State

I certify the attached is a true and correct copy of the Amended and Restated Articles of Incorporation, filed on September 16, 2022, for MYSKY ECO, INC, a Florida corporation, as shown by the records of this office.

The document number of this corporation is P15000016856.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Nineteenth day of September, 2022

Cord Byrd
Secretary of State

CR2E022 (01-11)

FILED

2022 SEP 16 AM 8:50

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

FIRST AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MYSKY ECO, INC.

These Amended and Restated Articles of Incorporation were adopted by the board of directors and all of the shareholders of MySky ECO, Inc. (hereinafter the "Corporation"), a Florida corporation, pursuant to the Florida Business Corporation Act, on September 12, 2022. The number of votes cast for amendment to the Articles of Incorporation was sufficient for approval. Further, pursuant to Section 607.1007 of the Florida Business Corporation Act of the State of Florida, the undersigned being the President of the Corporation, and desiring to amend and restate its Articles of Incorporation, does hereby certify that:

First: The name of the Corporation is: MySky ECO, Inc.

Second: The principal place of business is:

5889 S Williamson Blvd.
STE 1329
Port Orange, FL 32128

The mailing address of the Corporation is:

5889 S Williamson Blvd.
STE 1329
Port Orange, FL 32128

Third: The purpose for which this corporation is organized is to engage in any and law lawful acts or activities for which corporations may be organized under the Florida Business Corporation Code.

Fourth:
(a) The Corporation is authorized to issue two classes of stock to be designated as "Class A Voting Common Stock" and "Class B Non-Voting Common Stock" which may be referred to collectively as "Common Stock." The total number of shares of Common Stock the Corporation shall have authority to issue is Twenty-Five Million (25,000,000), consisting of (a) Twenty-Two Million Five Hundred Thousand (22,500,000) shares of Class A Voting Common Stock, par value of $0.00001 per share and (b) Two Million Five Hundred Thousand (2,500,000) shares of Class B Non-Voting Common Stock, par value $0.00001 per share.

(b) *Voting Rights*

(i) *Class A Voting Common Stock.* Except as otherwise required by the Florida Business Corporation Act, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of shareholders of the corporation.

(ii) *Class B Voting Common Stock.* Except as otherwise required by the Florida Business Corporation Act, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders of the corporation.

(c) The aggregate number of shares of all classes of stock which the Corporation is authorized to issue is Twenty-Five Million (25,000,000) shares, all of which are designated as "Common Stock". Upon the filing of this First Amended & Restated Articles of Incorporation containing this sentence (the "Split Effective Date"), each full share of the Common Stock of the Corporation issued and outstanding as of the date and time immediately preceding the Split Effective Date shall automatically be changed and reclassified, as of the Split Effective Date and without further action, into One Hundred Eleven Thousand One Hundred Seventy-Nine (111,179) fully paid and non-assessable shares of Class A Voting Common Stock of the Corporation.

Fifth: The Company's registered office in the State of Florida is to be located at:

5889 S Williamson Blvd.
STE 1329
Port Orange, FL 32128

The registered agent in charge thereof is:

Grant Desmarais

Sixth: The Corporation is to have perpetual existence.

Seventh: The Corporation shall indemnify any present or former officer or director, or person exercising powers and duties of an officer or a director, to the full extent now or hereafter permitted by law.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Florida, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 12th day of September, 2022.

By: ____________________
Grant Demarais, President

CERTIFICATE OF ACCEPTANCE BY REGISTERED AGENT

Pursuant to the provisions of Section 607.0501 of the Florida Business Corporations Act, the undersigned submits the following statement in accepting the designation as registered agent and registered office of MySky ECO, Inc., a Florida corporation (the "Corporation"), in the Corporation's First Amended and Restated Articles of Incorporation.

Having been named as the registered agent and to accept services of process for the Corporation at the registered office designated in the Corporation's Amended and Restated Articles of Incorporation, the undersigned accepts the appointment as registered agent and agrees to act in this capacity. The undersigned further agrees to comply with the provisions of all statutes relating to the proper and complete performance of its duties, and the undersigned is familiar with and accepts the obligations of its position as registered agent.

IN WITNESS WHEREOF, the undersigned has executed this the 12th day of September 2022.

By: ____________________
Grant Demarais, Registered Agent